Filed by Sinclair Broadcast Group, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tribune Media Company

Commission File No.: 001-08572

Trading Under the Symbol: ISDR

Transcript of

Sinclair Broadcast Group

Investor Announcement

May 8, 2017

Participants

Christopher Ripley – President & CEO

Presentation

Operator

Greetings, and welcome to the Sinclair Broadcast Group Investor Announcement. At this time, all participants are in listen-only mode. A question-and-answer session will follow the formal presentation. [Operator Instructions]. As a reminder, this conference is being recorded.

It is now my pleasure to introduce your host, Christopher Ripley, President and CEO for Sinclair. Thank you, Mr. Ripley, you may begin.

Christopher Ripley – President & CEO

Thank you, operator.  On the call with me today is David Smith, Executive Chairman; David Amy, Vice Chairman, and Lucy Ritishauser, our CFO is dialing in from her daughter’s college graduation.  Before we get started, Jill will make the forward-looking disclaimer.

Jill

Certain matters discussed on this call may include forward-looking statements regarding, among other things, future operating results, performance or achievements. Such statements are subject to a number of risks and uncertainties.  Actual results in the future could differ from those described in the forward-looking statements as a result of various important factors.  Such factors have been set forth in the press release issued today as well as the company’s most recent reports on Form 10-Q, Form 10-K and Form 8-K as filed with the SEC.  Included on the call will be a discussion of non-GAAP financial measures, specifically television broadcast cash flow, EBITDA, free cash flow and leverage.  These metrics are not meant to replace GAAP measurements, but are provided as supplemental details to assist the public in their analysis and valuation of our company.

Christopher Ripley – President & CEO

Thank you, Jill.  Today we are pleased to announce that we entered into a definitive agreement to purchase the stock of Tribune Media Holdings.  The transaction includes the purchase of 42 stations in 33 markets; WGN America and prime real estate as well as equity stakes in TV Food Network and CareerBuilder.  This transaction was a culmination of over six months of work.  So first and foremost, I want to thank the Sinclair team over here for hanging in on this one.  Now, listen to the presentation.

Starting off on page 2, Tribune is a highly complementary footprint that delivers nationwide reach.  Combined we will have over $4.3 billion in revenue and cover 72% of the households in the US across 108 markets, including 39 of the top 50 DMAs.  This transaction also comes with a portfolio of established and emerging networks, which will include WGNA, Tennis Channel, Comet TV, This TV, Antenna TV, Charge, TBD and Stadium.  The combined digital reach will be over 100 million uniques.  We will also be the largest aggregation of TV broadcast spectrum in the industry, which will be critical for ATSC 3.0 advanced services.

There is also a substantial, immediate and medium-termed synergy opportunity with this transaction which we’ll detail in a few slides.  We’ll be the largest station portfolio of network affiliates and top DMAs, which offers high value put to MVPD’s and audio reach.  We’ll have a well-diversified asset base and be the top affiliate for most networks.

Lastly, there is significant and immediate financial accretion in this deal.  The core business defined as stations and WGNA will have expected pro forma EBITDA of at least $650 million.  The implied multiple is less than seven times on the core TV and entertainment business, and free cash flow per share will be over 40% accretive.

Moving to slide 3, this is a $6.6 billion total transaction value, including the assumption of Tribune’s net debt; $43.50 per share, about 80% cash/20% stock; $35.00 per share in cash and for every Tribune share you will receive .23 Sinclair shares.

On the ownership and board of directors, Sinclair shareholders will retain 84% economic ownership in the pro forma entity. There will be no changes to Sinclair’s board, management or headquarters.  And the transaction was approved by both companies’ board of directors on a unanimous basis.

We have a $5.6 billion committed financing package from JP Morgan, RBC and Deutsche Bank to finance this acquisition.  And on closing, we will be less than five times average leverage.

The $43.50 share price is very attractive for both sets of shareholders.  It represents a 26% premium over Tribune’s unaffected closing price on February 28th, which is the day prior to media speculation about a transaction.  It’s also a 14% premium over Tribune’s 30 day view app as of May 5th.

On the approval of timing, we do need to seek FCC consent and any trust clearance.  This will also be subject to a Tribune Media shareholder approval.  There will be no Sinclair shareholder vote.  We anticipate closing in Q4 of 2017, and depending on the conversation with the regulators there could be some divestitures required.

Moving to slide 4, we will be the largest broadcast group by country mile; 72%, as I mentioned before, of operational household coverage.  The next group of broadcasters are all in the 30s.

On a pro forma basis, the total station count is 233 stations.  This is before any potential divestitures.

Moving to slide 5, you can see here our national footprint; quite extensive.  There are very few open spaces and we look to fill those through partnerships or through further acquisitions.

Moving to slide 6, the pro forma platform is very well diversified not only geographically, but by affiliate.  Pro forma for this transaction will be the largest ABC, Fox, CW and MyTV affiliate; the second largest CBS affiliate; and the third largest NBC affiliate by number of stations.  We will also have a number one or number two ranked station in 26 out of the top 75 DMAs.

Moving to slide 7, substantial immediate and medium-term synergies.  The immediate synergies on this page are the only ones factored into our numbers.  First on the list is net retrans revenue, which is the largest single category on this page.  These are immediate contracted step-ups to Sinclair’s retrans rates.

There’s also a large opportunity in corporate overhead.  These are specifically identified expense savings in redundant personnel, T&E, outside services and hub services.

Network efficiencies will also add another benefit given the large amount of emerging networks, so we’ll be part of the pro forma company.  There is an opportunity to optimize both the content and the distribution amongst this network group for further efficiencies.

Cable programming expense reductions, here we’re going to be repositioning WGNA for profitable growth.  In the near and medium-term synergy in this transaction are going to be quite significant.  As I mentioned, they’re not factored into any of the financials in this presentation, but they will be quite significant.  The first on this list is network sales.  This is the expansion of Sinclair’s audience network sales organization into Tribune Media, which will not only generate higher CPM’s on the existing sales that are already running through that group, but will also increase the amount of sales at Tribune Media.  This is something that we’re very excited about and we think could have a very large impact on both the top and bottom lines going forward for both sides of the house.

Syndicated programming efficiencies, as you all know, syndicated programming is vital for our stations.  About 30% of our ad revenue comes from syndicated programming and this transaction will add significant heft on the buying and ownership side.

Station level expense reductions, this will be deploying our best-in-class operating workflows and systems that will make station level operations more efficient.

Finally, overlap market redundancies.  Facility and staff combination in the overlapping markets will yield significant cost savings and improve the local content we can offer our communities.

Moving on to slide 8, Sinclair has a track record of accretive M&A.  Since 2012, we have completed almost $4 billion in acquisitions and generated approximately $200 million in synergies.  That’s 20% of our current EBITDA and this transaction will continue.

Moving on to slide 9, pro forma for the transaction will be the largest aggregation of low band spectrum.  This is critical for ATSC 3.0 advanced services.  With our spectrum consortium with Next Star, we will reach over 86% of the country and we intend to add more broadcasters in the near future to reach 100% of the country.  Our objective, as we stated before, is to create a ubiquitous, wireless virtual MVPD and make ATSC 3.0 a global standard. Beyond the immediate financial benefits of this transaction, this was a big strategic driver for this transaction.

Moving to slide 10, Tribune has an attractive portfolio of non-TV assets.  First up is 31% interest in the TV Food Network.  TV Food Network is fully distributed and provides a consistent and sizeable cash distribution which will be included in our EBITDA going forward.  It also has plenty of room for growth on the affiliate side with a high power ratio.  We value this asset at $1.6 billion to $1.8 billion.

Next on the list is a 32% interest in CareerBuilder.  CareerBuilder is a global leader in human capital solutions and has an ongoing sales process, so we look to monetize that shortly.

The last on the list is a highly attractive real estate portfolio in premiere and highly desirable locations.  Tribune has done a lot of spade work in this area to upgrade the value of these properties through zoning changes and they will be monetized over the next 24 months. Combined, the CareerBuilder and real estate properties are valued at $650 million to $700 million.

So in closing, this combination creates the largest TV broadcast company in the country.  And as you all know, scale matters in this industry and in media in general.  There is a substantial synergy opportunity, as we’ve detailed.  We will achieve nationwide reach.  There is a significant content vertical integration opportunity with this transaction, and the pro forma spectrum portfolio will enhance our ATSC 3.0 opportunity.  The scale of digital operations will reach over 100 million uniques and this will be immediately free cash flow accretive to the tune of over 40%.  Lastly, there will be meaningful free cash flow generation going forward for debt paydown.

Now with that, I’m going to turn it over for questions.

Operator

Thank you.  [Operator instructions].  Our first question comes from Marci Ryvicker with Wells Fargo.

Q: Hi.  Congratulations.  I have a couple of questions.  I guess the first, Chris, can you talk about the actual synergy number?  We’re calculating like 250 to 270.  Is that the right number to think about?

Christopher Ripley – President & CEO

Just as we don’t disclose specific retrans numbers for competitive reasons, we’re not disclosing the detail behind our synergy number.  Furthermore, as we look across the projections in Wall Street, we found that those projections were overly optimistic about Tribune’s future projections.  So we thought giving you a synergy number would be problematic in terms of adding that number to the Wall Street projections.  So rather than that, we’re guiding towards an all-in number of at least $650 million.  We think that’s a more constructive way and easier way to lead people to what the economic outcome is here.

Q: Are you adding the cash distributions to that EBTIDA?

Christopher Ripley – President & CEO

No, that does not include Food cash distributions.

Q: Is the intention to keep that 31% in Food?  Has there been any conversation with Scripps [ph] as to what may ultimately happen with that?

Christopher Ripley – President & CEO

We think that’s an attractive asset.  It produces a large dividend each year.  In 2017, it should be around $180 million coming in from that stake and growing into the future.  So we’re happy to hold on to that stake.  We think it’s credibly valuable.  To the extent that Scripps is interested in monetization or buying that in, we are open to that, of course, but we’re not wed to any one direction for that particular asset.  All the other assets, though, CareerBuilder, real estate are held for sale.

Q: The Fox reverse, does that, what happens for the holiday on the local TV stations?

Christopher Ripley – President & CEO

That is a well-known issue on the Fox stations at the Tribune where they will be needing to step up to market levels of reverse retrans starting in halfway 2018.  So 2019 is when you feel sort of the full year impact of that.  What that ends up happening is that $650 million guidance number, that ends up rolling forward on an average basis into 2019, pretty much flat as we absorb the impact of that on a full year basis in 2019 and then starts to grow thereafter.

Q: What happens to the pension in the Cubs [ph] liability?

Christopher Ripley – President & CEO

So the pension in Cubs liabilities, we will be retaining.  And the way to think about that is on an after-tax basis those aggregate to about half a billion dollars.  When you do a present value on the sizable basis step-pup that they received in local TV, you value those tax assets, it’s about a wash of the tax and pension liability versus the MPB of those tax assets.  So if I’m just sort of sketch out the deal from a high level, when we close this is going to be about a $6.5 billion purchase price and the non-core assets or the minority assets and the real estate have a value from anywhere from $2 billion to $2.5 billion, you could argue, and I think the biggest variable as to whether you’re on the high side or the low side is whether you would tax affect the Food channel stake.  So at $6.5 billion minus $2 billion to $2.5 billion, that gives you $4 billion to $4.5 billion for the core business, which are the stations and WGNA.  That’s one of the reasons why we say we’re seven times or less because depending on how you value the other stakes, you’re definitely somewhere in the six handles, could be low sixes, could be high sixes, depending on how you want to view it.

Q: Thank you so much.

Christopher Ripley – President & CEO

You’re welcome.

Operator

Our next question comes from Kyle Evans with Stephens.

Q: Chris, you mentioned profitable growth in WGNA.  Could you give us a little bit more detail in terms of the programming expense reductions you’re looking for going forward?

Christopher Ripley – President & CEO

So WGNA is actually under Peter Kern’s guidance or is already going to be shifting its strategy away from high cost originals into more cost-effective originals and reruns.  So we think that’s the right path for WGNA.  WGNA, it doesn’t have a revenue problem, it’s got lots of revenue.  It has a nice contractual ramp up of affiliate fees over the next couple of years and a nice base of advertising revenue, but if you take a look at the ratings that WGNA generates, it doesn’t justify the type of spending that they do on the original programming side.  We believe quite firmly that that channel could be run much more profitably just reracking a fraction of what they spend on programming and return that station to profitability.

Q: When you look at the footprint on a combined basis, you mentioned that you have some approval hurdles to get over, where are some markets where you might see some possible divestitures?

Christopher Ripley – President & CEO

There are 14 markets in total that are overlapping.  We don’t think we need to sell any of them.  When you take a look at all the overlaps, they really have no impact on overall competition and we hope that the regulators will agree with us.  If I was to narrow it down to markets that were most likely to have a divestiture if we have any, they would be Wilksbury, St. Louis, and Salt Lake.

Q: Sorry if I missed this and you set up, a breakup fee.

Christopher Ripley – President & CEO

The breakup fee here is 3.5%.

Q: Thank you.

Operator

Our next question comes from Dan Kunos with Benchmark.

Q: Congratulations, guys.  Just a quick follow up.   I understand that you’re not thinking that you’d have to divest any, but is it possible that you could offer to swap those stations out if we get kind of the deregulatory movements in the back half of the year if some of those markets were found to be judged to be anti-competitory?

Christopher Ripley – President & CEO

Absolutely.  Swaps, I think, are high on the list of priorities.  There is basis that helps there.  So I think those assets, to the extent we do sell them, are going to be highly sought by other broadcasters. So I think they’ll go for premium valuations.  To the extent that other broadcasters have assets that they can swap with that, all the better.  The beauty of having a big portfolio like we do is it makes swaps easy.  And now there are some other players with similar sized portfolios, so swaps are definitely on the table.

Q: I don’t know if you guys are expecting any network pushback now with your size, obviously there was a little bit of a heated debate around Fox and now with the reverse about the step-up in ‘18, do you think you’re going to encounter any issues from the network level?

Christopher Ripley – President & CEO

We don’t think so. Look, we have already factored in, as I mentioned, a step-up to market reverse retrans on the Fox stations.  There’s no hiding the ball there.  And overall, we believe we’re going to be a better affiliate to each one of our network partners by increasing in size, because a big part of our strategy is taking what largely existed as single standalone businesses in individual markets, these TV broadcast stations, and networking them together.  We network them together not only for ATSC 3.0 benefits, but also for content benefits on news and syndication.  And by adding to our portfolio, we improve the content that we have on all our stations, which makes us a better affiliate partner.

At the end of the day, the networks are a very important and valued partner to us.  So we have no doubt that we will come to an amenable deal with them.

Q: Chris, on 3.0, since you brought it up and you’re kind of highlighting some of the benefits there, understanding that you have to go through kind of the portfolio judgment there, just curious if you’re thinking about possibly accelerating some of the investment in 3.0 to be better positioned ahead of the deal close or if you’re going to kind of go through your evaluation process and then wait to see what the final station count looks like before you make that decision.

Christopher Ripley – President & CEO

3.0 is moving forward regardless of this transaction.  Once it gets approved by the FCC, broadcasters across the industry are using the repack to position their assets for 3.0.  That’s going to happen regardless of whether this transaction happens, so I don’t see us spending more or accelerating our spending.  The key to this is really not just deploying 3.0, which I said is happening already and is happening in an expedited fashion, the key to this is getting that much closer to a nationwide network for advanced services, such as virtual MVPD’s or connected cars.

Q: That’s more what I meant, though, just in terms of if you were going to more aggressively test SFN’s and try to roll some out faster, understanding just the transition and equipment is going to occur naturally during the repack.

Christopher Ripley – President & CEO

I don’t see us moving faster.  We’re already moving very quickly.  In fact, we’re looking to get beta markets up this summer.  So I don’t see us spending more because of this transaction.

Q: Thank you very much.

Operator

Our next question comes from Davis Hebert with Wells Fargo.

Q: Good morning.  Thanks for taking the questions and congratulations on the deal.  I wanted to drill down on the balance sheet a little bit.  You mentioned less than five times including synergies, but I wanted to ask a couple of follow up’s there.  Number one, does that include or exclude distributions from Food?  Does it assume any asset sales?  And what’s the path forward for leverage?  I know you guys have talked about the low to mid 3’s by the end of next year, so I was just kind of curious.

Christopher Ripley – President & CEO

That does include distributions from Food, the cash that comes in will get counted as EBITDA.  That does not include any divestitures, but we’ve done all the worst case analysis on those and it doesn’t move leverage, even in the most draconian assumptions if you have to sell a certain set of stations.

On the forward leverage, our target is still high 3’s, low 4’s.  We should be there by the end of ‘18.

Q: Just a follow up on Food.  To the extent you do have discussions with Scripps and you theoretically sell that stake, would you look to pay down debt with that? Would that be the first use of proceeds?

Christopher Ripley – President & CEO

Yes, we’re committed to getting back down to our target as quickly as possible.  With our models, we think we’ll get there without doing anything extraordinary, just selling the assets like CareerBuilder and real estate, which are already primed to sell, we’ll get to our target leverage in the low 4’s by the end of ‘18.  But to the extent that we come into more proceeds quicker, we would absolutely use those to de-lever.

Q: Great.  Thank you.  Checking on the balance sheet in terms of your mix of capital structure, secured versus unsecured on the capital raise, and then are you assuming the Tribune 2022 bonds as part of this deal?

Christopher Ripley – President & CEO

So on the mix, don’t read too much into the commitment.  It’s a committed term loan with a bridge.  For cost reasons, we made the committed term loan as large as possible because that’s cheaper.  When we go to take out the committed financing, we’ll optimize our fixed floating mix to be around 50/50, which is generally where we like to keep it, plus or minus 10%.  So, again, don’t read too much into the size of the commitment.

In terms of the bonds, we kept the flexibility in the structure so that those bonds could stay, but that will be a decision for those bondholders, whether they want to stay or not.

Q: Any timing on the permanent capital raise?  Is that a sooner rather than later kind of thing given the Q4 anticipated close?

Christopher Ripley – President & CEO

Look, once we have line of sight on close, which generally in these types of situations we get a heads up from the FCC with about 30 days to go, so that’s generally when we hit the market.

Q: Great.  Thanks.

Operator

Our next question comes from Leo Kulp from RBC Capital Markets.

Q: Good morning.  I just had a few.  First, can you talk about how big the medium-terms synergies that you laid out could be?  Then second, because I think you said the EBITDA would be flat moving from ‘18 to ‘19 when full reverse for Fox kicks in.  Can you talk about the key drivers of that?

Then my final question is, you mentioned in the presentation your ubiquitous virtual MVPD with ATSC 3.0.  Can you talk more about your ultimate ATSC 3.0 strategy now that presumably you’ll get closer to nationwide coverage?

Christopher Ripley – President & CEO

So in terms of the medium-term synergies, which I think was your first question, those have not been factored into any of the numbers in the presentation, have not been factored into any of my comments about further future projections, but those I think will be ultimately in excess of over $100 million of additional EBTIDA as they come to fruition over the next two to three years.

In terms of your question on reverse, we think we can absorb the impact of a reverse coming in on those Fox stations through 2019 and keep our average EBTIDA flat.  So obviously we have growth that’s counteracting that, we have growth on the grocery trans side is a big driver, and then digital.  And we’re not assuming robust ad growth consistent with current trends.

Your last question on ATSC 3.0, as we talked about a lot has tremendous benefits just for being a broadcaster or servicing a single market.  It reaches more devices, it allows targeted advertising, it allows subscription-based models, it’s IP end to end, it allows for 4-5x the capacity that you have right now to deliver more content, more channels.  So that’s all great and that’s going to accelerate our business in extraordinary ways.  But we see the next leg of ATSC 3.0 as being what can be done on a national network basis and that’s when I talk about when I refer to advanced services and nationwide coverage, that’s what I’m referring to.  That’s the type of platform that you need to have a wireless virtual MVPD, that’s what you need to service connected cars, or send 3D maps to autonomous cars.  It’s that sort of network that we think opens up all of the incremental revenue opportunities that are beyond core broadcasting.

Not to downplay the benefits to core broadcasting, which we think is tremendous.  But if we want to fully realize the power of 3.0, having a nationwide network through our own platform and through partners will be important.

Q: Thank you.

Operator

Our next question comes from the line of Barry Lucas with Gabelli & Company.

Q: Good morning.  I have several as well, Chris.  Relatively small.  If we could come back to the retransition issue and I know that the details you’re trying to keep that private, but how much of the step-up is kind of attributable or disproportionate to the CW’s and MyNetwork’s?

Christopher Ripley – President & CEO

I would say there’s a broad-based step-up, but generally speaking the Big Four’s had a bigger impact than the CW’s.

Q: You talked several times about opportunity and national footprint and unwired network.  As you look at the investments that you’ve made in sports programming, how much a part of the discussion and thought process was leveraging the sports assets?

Christopher Ripley – President & CEO

That’s the bullet about network efficiencies that I spoke about.  On a combined basis we’re going to have quite a few networks and we think that’s a very exciting opportunity to take those networks, optimize where they’re being distributed so they cover more of the country, optimize the content within those networks and then taking those, getting them to full distribution, which this transaction is a big step towards that, and then upgrading their programming from there.  And ultimately every one of those emerging networks we believe will end up rivaling mainstream cable channels today.

Q: Last one for me, Chris, is Tribune is scheduled to receive almost $200 million in auction proceeds.  Just wondering where that fits in the calculus and price or is that all included?

Christopher Ripley – President & CEO

That’s all included, so we’re paying a fixed price per share.  So as cash rolls in as they generate cash, as they sell assets, as the auction proceeds come in, that’s all to Sinclair’s benefit.

Q:  Thanks.

Christopher Ripley – President & CEO

Any more questions from the phones?

Operator

There are no further questions in the queue at this time.  I’d like to hand it back over to management for closing comments.

Christopher Ripley – President & CEO

Thank you, everyone, for joining us on this call.  This is really a historic event for Sinclair completing, as I mentioned, a lot of work by the team here over the last six months.   I again just want to thank the Sinclair team.  We’re very excited about this transaction and what it means for the company and the industry and all the consumers that we service.

With that, I would like to end the call.

Operator

Ladies and gentlemen, this does conclude today’s teleconference.  Thank you for your participation.  You may disconnect your lines at this time and have a wonderful day.